NewEnergy Enterprise Management, Inc.

December 16, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549
Attention: Tia Jenkins, Senior Assistant Chief Accountant

Re:         NewEnergy Enterprise Management, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 28, 2010
File No. 000-53789

Ladies and Gentlemen:

NewEnergy Enterprise Management, Inc. is filing amendment No. 1 to its Form 10-K annual report in response to comments from the staff of the Commission set forth in the letter of comments dated December 14, 2010.

Report of Independent Registered Public Accounting Firm, page F-2

Please file a revised report of independent registered public accounting firm in an amendment to your Form 10-K for fiscal year ended June 30, 2010 to identify your  independent registered public accounting firm and include its signature to the audit report.  Refer to Rule 2-02 of Regulation S-X.

Response:  The amendment includes the signature of our independent registered public accounting firm.

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ WU Xiaohui
                WU Xiaohui, Chief Executive Officer